PRESS RELEASE
For more information contact:

Investor Relations
Jeff Corbin / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214 / 1236
jcorbin@kcsa.com / mcsaby@kcsa.com
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      Tikcro Technologies Allocates $2.5 Million of Funding into BioCancell

Tel Aviv, Israel, June 22, 2008 -- Tikcro Technologies Ltd. (OTC BB: TIKRF), today announced that it has signed an agreement to provide BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company, with $2.5 million in funding to continue development and clinical trials of its drugs for the treatment of bladder, ovarian and pancreatic cancers. Total funding in this round, together with other existing investors, will amount to approximately $3.7 million.

BioCancell is focused on the development and commercialization of an innovative therapeutic molecular platform for treating aggressive cancers. The company's lead drug candidate for the treatment of bladder cancer is currently in Phase II trials, while its ovarian and pancreatic cancer compounds are preparing to begin Phase I.

Aviv Boim, Tikcro's Chief Executive Officer, commented, "We are impressed by the progress that BioCancell has made in moving its product into clinical trials. We believe that BioCancell's novel mechanism, target gene technology, holds great promise in managing certain difficult-to-treat cancers. We are excited by BioCancell's prospects and pleased to partner with the company in aiming to accelerate its development and to create value for our shareholders."

Under the agreement, Tikcro will provide BioCancell with $2.5 million in funding at the closing. Of this amount, $2.0 million will be allocated to a four-year convertible note bearing interest at 10% per year and $0.5 million will be in the form of BioCancell common stock. In addition, Tikcro will receive a five-year warrant, for an aggregate exercise price of approximately $2.5 million.

The common stock of BioCancell is listed on the Tel Aviv Stock Exchange (TASE) under the symbol BICL. The conversion and exercise prices of BioCancell's stock will be based on the average closing price of BioCancell's common stock on the TASE over the 60-day period preceding the closing date with about 25% premium. The common stock issuable to Tikcro will be subject to resale restrictions under applicable securities laws. BioCancell has undertaken steps to register such stock for resale.

Initially, Tikcro will hold approximately 5% of the outstanding capital stock of BioCancell. If it converts the note in full it will hold approximately 20% of BioCancell's outstanding capital stock. Additionally, if it exercises its warrants in full, it will hold an aggregate of approximately 34% of BioCancell's outstanding capital stock. In connection with the agreement, Tikcro reached a voting agreement with current major shareholders, Clal Biotechnology Ltd. ("CBI"), Prof. Abraham Hochberg, Biocancell's Co-Founder and Chief Scientific Officer and Avi Barak, its CEO. Subject to certain conditions, the parties to the agreement will vote for one member of the board designated by Tikcro, for one member designated by CBI and for one member designated by Prof. Hochberg.

Tikcro will also provide general consulting services to BioCancell. The closing is subject to the approval of BioCancell's shareholders and other customary conditions.

More information about BioCancell is available on its website at: www.biocancell.com.
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About Tikcro Technologies:
Tikcro identifies potential technologies with a view to acquiring stakes in, and directing the development of, one or more operating companies in the technology area. Tikcro is headquartered in Tel Aviv, Israel.
For more  information, visit the Tikcro website at: www.tikcro.com.
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Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks that the transaction described in the press release will not be consummated and risks related to the operations of the Company's portfolio companies, early stage nature of operations and the need to raise additional funds to support these operations, including BioCancell Therapeutics, Inc., an early stage pharmaceutical company active in the development and trial of target gene-based drugs for the treatment of bladder, ovarian and pancreatic cancer. Please see the risks and uncertainties set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.